UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission file number: 001-39259

China Liberal Education Holdings Limited

Room 805, Building 15, No. A1, Chaoqian Road

Science and Technology Park, Changping District

Beijing, People’s Republic of China 102200

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

As previously disclosed, on June 9, 2022, China Liberal Education Holdings Limited (the “Company”) entered into a stock purchase agreement (the “Stock Purchase Agreement”) with China Liberal (Beijing) Education Technology Co., Ltd. (the “Buyer”), a subsidiary of the Company formed in the People’s Republic of China (the “PRC” or “China”), Beijing Oriental Wisdom Culture Development Co., Ltd., a company formed in the PRC (the “Acquired Company”), and Beijing Cloud Class Technology Co., Ltd. (the “Seller”). The Acquired Company is an integrated education services provider focusing on operating jointly-managed academic programs in the vocational higher education industry in China. Pursuant to the Stock Purchase Agreement, the Buyer agreed to acquire 100% of the equity interests of the Acquired Company from the Seller in consideration for 7,000,000 ordinary shares, par value US$0.001 per share, of the Company (the “ordinary shares”).

Upon the closing of the transactions contemplated by the Stock Purchase Agreement in July 2022, 5,000,000 ordinary shares were paid to a beneficiary designated by the Seller, and 2,000,000 ordinary shares were issued and held in escrow, to be released to the Seller upon satisfaction of certain conditions set forth in the Stock Purchase Agreement.

The audited financial statements and notes of Beijing Oriental Wisdom Cultural Development Co., Ltd. for the fiscal years ended December 31, 2021 and 2020 are filed as Exhibit 99.1 to this current report on Form 6-K.

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Financial Statements and Notes of Beijing Oriental Wisdom Culture Development Co., Ltd. For the Fiscal Years Ended December 31, 2021 and 2020

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: October 5, 2022	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

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